JEFFREY R. VETTER	April 2, 2018	EMAIL JVETTER@FENWICK.COM Direct Dial (650) 335-7631

VIA EDGAR AND OVERNIGHT COURIER

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Barbara C. Jacobs, Assistant Director
Matthew Derby, Staff Attorney
Kathleen Collins, Accounting Branch Chief
Rebekah Lindsey, Staff Accountant

	Re:	Zuora, Inc.
Registration Statement on Form S-1
Filed March 16, 2018
File No. 333-223722

Ladies and Gentlemen:

On behalf of Zuora, Inc. (the “Company”), we are concurrently transmitting herewith Amendment No. 1 (“Amendment No. 1”) to the Company’s Registration Statement on Form S-1 (File No. 333-223722) that was initially filed by the Company with the U.S. Securities and Exchange Commission (the “Commission”) on March 16, 2018 (the “Registration Statement”). In this letter, we respond to the comments of the staff (the “Staff”) of the Commission in the Staff’s letter dated March 26, 2018 (the “Letter”). The numbered paragraphs below correspond to the numbered comments in the Letter and the Staff’s comments are presented in bolded italics. We have also enclosed with the copy of this letter that is being transmitted via overnight courier three copies of Amendment No. 1 in paper format, marked to show changes from the Registration Statement. In addition to addressing the comments raised by the Staff in the Letter, the Company has revised the Registration Statement to update certain other disclosures.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Income Tax Benefit (Provision), page 84

1.

Please revise to explain material fluctuations in your tax rate reconciliation. For example, explain the reasons for the significant increase to the “other” line item. To the extent the other line item includes individual amounts that represent greater than 5% of your

U.S. Securities and Exchange Commission

April 2, 2018

expected income tax/benefit for fiscal 2017, revise the table on page F-25 to separately present such amounts pursuant to Rule 4-08(h)(2) of Regulation S-X.

In response to the Staff’s comment, the Company has revised its disclosure on pages 76, 81 and F-25 of Amendment No. 1.

***

U.S. Securities and Exchange Commission

April 2, 2018

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (650) 335-7631, or, in his absence, Ran D. Ben-Tzur, Esq. at (650) 335-7613.

Sincerely yours,

/s/ Jeffrey R. Vetter

Jeffrey R. Vetter

cc:	Tien Tzuo, Chairman and Chief Executive Officer
Tyler	Sloat, Chief Financial Officer
Jennifer	Pileggi, General Counsel
Zuora,	Inc.

Gordon	K. Davidson
Ran	D. Ben-Tzur
Fenwick	& West LLP

Robert	G. Day
Andrew	D. Hoffman
Wilson	Sonsini Goodrich & Rosati, P.C.